6/16/22
Amend authorized shares



FLORIDA DEPARTMENT OF STATE
DIVISION OF CORPORATIONS

Attached is a form for filing ***Articles of Amendment*** to amend the articles of incorporation of a ***Florida Profit Corporation*** pursuant to section 607.1006, Florida Statutes. This is a basic amendment form and may not satisfy all statutory requirements for amending.

A corporation can amend or add as many articles as necessary in one amendment.

- The original incorporators cannot be amended.
- If amending the name of the corporation, the new name must be distinguishable on the records of the Florida Department of State. A preliminary search for name availability can be made through the Division's website at www.sunbiz.org. You are responsible for any name infringement that may result from your corporate name selection.
- If amending the registered agent, the new agent must sign accepting the appointment and state that he/she is familiar with the obligations of the position.
- If amending/adding officers/directors, list titles and addresses for each officer/director.
- If amending from a general corporation to a professional corporation, the purpose (specific nature of business) must be amended or added if not contained in the articles of incorporation.

If a section is not being amended, enter N/A or Not Applicable.
The document must be typed or printed and must be legible.

Pursuant to section 607.0123, Florida Statutes, a delayed effective date may be specified but may not be later than the 90th day after the date on which the document is filed.

Filing Fee	**$35.00** (Includes a letter of acknowledgment)
Certified Copy (optional)	**$8.75**
Certificate of Status (optional)	**$8.75**

Send one check in the total amount made payable to the Florida Department of State.

Please include a letter containing your telephone number, return address and certification requirements, or complete the attached cover letter.

Mailing Address
Amendment Section
Division of Corporations
P.O. Box 6327
Tallahassee, FL 32314

Street Address
Amendment Section
Division of Corporations
The Centre of Tallahassee
2415 N. Monroe Street, Suite 810
Tallahassee, FL 32303

For further information you may call the Amendment Section at (850) 245-6050

CR2E011 (1/20)

COVER LETTER

TO: Amendment Section
Division of Corporations

NAME OF CORPORATION: Addiction Cure Therapeutic Sciences Inc

DOCUMENT NUMBER: P20000032521

The enclosed *Articles of Amendment* and fee are submitted for filing.

Please return all correspondence concerning this matter to the following:

Jack Levine
_____
Name of Contact Person

Addiction Cure Therapeutic Sciences Inc
_____
Firm/ Company

6574 North State Road 7, #277
_____
Address

Coconut Creek, FL. 33073
_____
City/ State and Zip Code

Parklandjack1@aol.com
_____
E-mail address: (to be used for future annual report notification)

For further information concerning this matter, please call:

Jack Levine   at (954) 732-9122
_____   _____
Name of Contact Person   Area Code & Daytime Telephone Number

Enclosed is a check for the following amount made payable to the Florida Department of State:

■ $35 Filing Fee   ☐ $43.75 Filing Fee &   ☐ $43.75 Filing Fee &   ☐ $52.50 Filing Fee
                         Certificate of Status   Certified Copy   Certificate of Status
                                                            (Additional copy is   Certified Copy
                                                            enclosed)   (Additional Copy
                                                                                             is enclosed)

Mailing Address   **Street Address**
Amendment Section   Amendment Section
Division of Corporations   Division of Corporations
P.O. Box 6327   The Centre of Tallahassee
Tallahassee, FL 32314   2415 N. Monroe Street, Suite 810
                                                    Tallahassee, FL 32303

Articles of Amendment
to
Articles of Incorporation
of

Addiction Cure Therapeutic Sciences Inc
_____

(**Name of Corporation as currently filed with the Florida Dept. of State**)

P20000032521
_____

(Document Number of Corporation (if known))

Pursuant to the provisions of section 607.1006, Florida Statutes, this *Florida Profit Corporation* adopts the following amendment(s) to its Articles of Incorporation:

A. If amending name, enter the new name of the corporation:

_____*The new name must be distinguishable and contain the word "corporation," "company," or "incorporated" or the abbreviation "Corp.," "Inc.," or Co.," or the designation "Corp," "Inc," or "Co". A professional corporation name must contain the word "chartered," "professional association," or the abbreviation "P.A."*

B. Enter new principal office address, if applicable:
(Principal office address MUST BE A STREET ADDRESS)

_____

_____

_____

C. Enter new mailing address, if applicable:
(Mailing address MAY BE A POST OFFICE BOX)

_____

_____

_____

D. If amending the registered agent and/or registered office address in Florida, enter the name of the new registered agent and/or the new registered office address:

Name of New Registered Agent _____

_____
(Florida street address)

New Registered Office Address: _____, Florida_____
                                                        (City)   *(Zip Code)*

New Registered Agent's Signature, if changing Registered Agent:
I hereby accept the appointment as registered agent. I am familiar with and accept the obligations of the position.

_____
Signature of New Registered Agent, if changing

Check if applicable
☐ The amendment(s) is/are being filed pursuant to s. 607.0120 (11) (e), F.S.

If amending the Officers and/or Directors, enter the title and name of each officer/director being removed and title, name, and address of each Officer and/or Director being added:

(Attach additional sheets, if necessary)

Please note the officer/director title by the first letter of the office title:

P = President; V= Vice President; T= Treasurer; S= Secretary; D= Director; TR= Trustee; C = Chairman or Clerk; CEO = Chief Executive Officer; CFO = Chief Financial Officer. If an officer/director holds more than one title, list the first letter of each office held. President, Treasurer, Director would be PTD.

Changes should be noted in the following manner. Currently John Doe is listed as the PST and Mike Jones is listed as the V. There is a change, Mike Jones leaves the corporation, Sally Smith is named the V and S. These should be noted as John Doe, PT as a Change, Mike Jones, V as Remove, and Sally Smith, SV as an Add.

Example:

X Change	PT	John Doe
X Remove	V	Mike Jones
X Add	SV	Sally Smith

Type of Action (Check One)	Title	Name	Address
1) ____ Change	_____	_____	_____
____ Add			_____
____ Remove			_____
2) ____ Change	_____	_____	_____
____ Add			_____
____ Remove			_____
3) ____ Change	_____	_____	_____
____ Add			_____
____ Remove			_____
4) ____ Change	_____	_____	_____
____ Add			_____
____ Remove			_____
5) ____ Change	_____	_____	_____
____ Add			_____
____ Remove			_____
6) ____ Change	_____	_____	_____
____ Add			_____
____ Remove			_____

E. If amending or adding additional Articles, enter change(s) here:
(Attach *additional sheets, if necessary*).   *(Be specific)*

ARTICLE IV Item (a) "Authorized Shares" is replaced in its entirety by the following: ARTICLE IV (a)Authorized Shares.

The aggregate number of shares which the corporation shall have the authority to issue is 20,002,000 (Twenty Million Two

Thousand Shares) shares. 20,000,000 (Twenty million)shares shall be designated as common stock and shall have a par value

of $0.001. 2000 (Two Thousand) shares shall be designated as preferred stock and shall have a par value of $0.001 per share

and shall be issued for such consideration as expressed in dollars as the Board of Directors may from time to time determine.

F. If an amendment provides for an exchange, reclassification, or cancellation of issued shares,
provisions for implementing the amendment if not contained in the amendment itself:
(if not applicable, indicate N/A)

date this document was signed.

Effective date if applicable: June 16, 2022

(no more than 90 days after amendment file date)

Note: If the date inserted in this block does not meet the applicable statutory filing requirements, this date will not be listed as the document's effective date on the Department of State's records.

Adoption of Amendment(s) **(CHECK ONE)**

■ The amendment(s) was/were adopted by the incorporators, or board of directors without shareholder action and shareholder action was not required.

☐ The amendment(s) was/were adopted by the shareholders. The number of votes cast for the amendment(s) by the shareholders was/were sufficient for approval.

☐ The amendment(s) was/were approved by the shareholders through voting groups. *The following statement must be separately provided for each voting group entitled to vote separately on the amendment(s):*

"The number of votes cast for the amendment(s) was/were sufficient for approval

by ______________________________."

(voting group)

Dated June 16, 2022



Signature [signature], President

(By a director, president or other officer – if directors or officers have not been selected, by an incorporator – if in the hands of a receiver, trustee, or other court appointed fiduciary by that fiduciary)

Jack Levine

(Typed or printed name of person signing)

President

(Title of person signing)

COVER LETTER

TO: Amendment Section
    Division of Corporations

NAME OF CORPORATION: ADDICTION CURE THERAPEUTIC SCIENCES INC

DOCUMENT NUMBER: P20000032521

The enclosed *Articles of Amendment* and fee are submitted for filing.

Please return all correspondence concerning this matter to the following:

Jack Levine
_____
Name of Contact Person

c/o Addiction Cure Therapeutic Sciences Inc
_____
Firm/ Company

6574 NORTH STATE ROAD 7, SUITE 277
_____
Address

Cocnut Creek, FL.33073
_____
City/ State and Zip Code

Parklandjack1@aol.com
_____
E-mail address: (to be used for future annual report notification)

For further information concerning this matter, please call:

Jack Levine   at (954) 732-9122
_____   _____
Name of Contact Person   Area Code & Daytime Telephone Number

Enclosed is a check for the following amount made payable to the Florida Department of State:

■ $35 Filing Fee   ☐ $43.75 Filing Fee &   ☐ $43.75 Filing Fee &   ☐ $52.50 Filing Fee
                   Certificate of Status   Certified Copy   Certificate of Status
                                            (Additional copy is   Certified Copy
                                            enclosed)   (Additional Copy
                                                                     is enclosed)

Mailing Address   **Street Address**
Amendment Section   Amendment Section
Division of Corporations   Division of Corporations
P.O. Box 6327   The Centre of Tallahassee
Tallahassee, FL 32314   2415 N. Monroe Street, Suite 810
                                             Tallahassee, FL 32303

Articles of Amendment
to
Articles of Incorporation
of

FILED

(**Name of Corporation as currently filed with the Florida Dept. of State**) 20__ AM 7:35

ADDICTION CURE THERAPEUTIC SCIENCES INC

SECRETARY OF STATE
TALLAHASSEE, FL

(Document Number of Corporation (if known))

Pursuant to the provisions of section 607.1006, Florida Statutes, this ***Florida Profit Corporation*** adopts the following amendment(s) to its Articles of Incorporation:

A. **If amending name, enter the new name of the corporation:**

____ *The new name must be distinguishable and contain the word "corporation," "company," or "incorporated" or the abbreviation "Corp.," "Inc.," or Co.," or the designation "Corp," "Inc," or "Co". A professional corporation name must contain the word "chartered," "professional association," or the abbreviation "P.A."*

B. **Enter new principal office address, if applicable:**
(Principal office address MUST BE A STREET ADDRESS)

____
____
____

C. **Enter new mailing address, if applicable:**
(Mailing address MAY BE A POST OFFICE BOX)

____
____
____

D. **If amending the registered agent and/or registered office address in Florida, enter the name of the new registered agent and/or the new registered office address:**

Name of New Registered Agent _______________________

____
(Florida street address)

New Registered Office Address: _______________________, Florida _____________
(City) *(Zip Code)*

New Registered Agent's Signature, if changing Registered Agent:
I hereby accept the appointment as registered agent. I am familiar with and accept the obligations of the position.

____
Signature of New Registered Agent, if changing

Check if applicable

☐ The amendment(s) is/are being filed pursuant to s. 607.0120 (11) (e), F.S.

If amending the Officers and/or Directors, enter the title and name of each officer/director being removed and title, name, and address of each Officer and/or Director being added:

(Attach additional sheets, if necessary)

Please note the officer/director title by the first letter of the office title:

P = President; V= Vice President; T= Treasurer; S= Secretary; D= Director; TR= Trustee; C = Chairman or Clerk; CEO = Chief Executive Officer; CFO = Chief Financial Officer. If an officer/director holds more than one title, list the first letter of each office held. President, Treasurer, Director would be PTD.

Changes should be noted in the following manner. Currently John Doe is listed as the PST and Mike Jones is listed as the V. There is a change, Mike Jones leaves the corporation. Sally Smith is named the V and S. These should be noted as John Doe, PT as a Change, Mike Jones, V as Remove, and Sally Smith, SV as an Add.

Example:

X Change	PT	John Doe
X Remove	V	Mike Jones
X Add	SV	Sally Smith

Type of Action (Check One)	Title	Name	Address
1) ____ Change X Add ____ Remove	S	Jack Levine	6574 North State Road 7, Suite 277 Coconut Creek, FL 30073
2) ____ Change X Add ____ Remove	V	Michael Lambert	625 NE 7th Ave Delray Beach, FL. 33483
3) ____ Change ____ Add ____ Remove			
4) ____ Change ____ Add ____ Remove			
5) ____ Change ____ Add ____ Remove			
6) ____ Change ____ Add ____ Remove			

E. If amending or adding additional Articles, enter change(s) here:
(Attach *additional sheets, if necessary*).   *(Be specific)*

SEE ATTACHED PAPER

F. If an amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself:
(*if not applicable, indicate N/A*)

N/A

The date of each amendment(s) adoption: ______________________, if other than the date this document was signed.

Effective date if applicable: ______________________

(no more than 90 days after amendment file date)

Note: If the date inserted in this block does not meet the applicable statutory filing requirements, this date will not be listed as the document's effective date on the Department of State's records.

Adoption of Amendment(s) **(CHECK ONE)**

☒ The amendment(s) was/were adopted by the incorporators, or board of directors without shareholder action and shareholder action was not required.

☐ The amendment(s) was/were adopted by the shareholders. The number of votes cast for the amendment(s) by the shareholders was/were sufficient for approval.

☐ The amendment(s) was/were approved by the shareholders through voting groups. *The following statement must be separately provided for each voting group entitled to vote separately on the amendment(s):*

"The number of votes cast for the amendment(s) was/were sufficient for approval

by ______________________."

(voting group)

Dated June 1,2021

Signature [signature] President

(By a director, president or other officer – if directors or officers have not been selected, by an incorporator – if in the hands of a receiver, trustee, or other court appointed fiduciary by that fiduciary)

Jack Levine

(Typed or printed name of person signing)

President

(Title of person signing)

ITEM E: Original version of Article IV is hereby deleted in its entirety and replaced by the following:

ARTICLE IV

(a) Authorized Shares. The aggregate number of shares which the corporation shall have the authority to issue is 10,002,000 (Ten Million Two Thousand) shares. 10,000,000 (Ten Million) shall be designated "Common Stock" and shall have a par value of $0.001. (Two Thousand) 2,000 shares shall be designated as "Preferred Stock" and shall have a par value of $0.001 per share and shall be issued for such consideration expressed in dollars as the Board of Directors may from time to time determine.

(b) Consideration for Shares. All shares of Common Stock and Preferred Stock shall be issued by the Corporation for cash, property or services actually performed, for no less than the par value of $0.001 for Common Stock and $0.001 for Preferred Stock all shares shall be fully paid and nonassessable.

(c) Issuance of Preferred Stock. The Preferred Stock authorized by the certificate of incorporation may be issued from time to time in series. The Board of Directors of the Corporation is authorized to establish such series, to fix and determine the variations in the relative rights and preferences as between series and to thereafter issue such stock from time to time. The Board of Directors is also authorized to allow for conversion of the Preferred Stock to Common Stock under terms and conditions as determined by the Board of Directors

(d) Dividends. Dividends in cash, property or share of the Corporation may be paid upon the Common and Preferred Stock, as and when declared by the Board of Directors, out of funds of the corporation to the extent and in the manner permitted by law.

(e) Voting Rights & Cumulative Voting. Each outstanding share of Common Stock shall be entitled to one vote, and each fractional share of Common Stock shall be entitled to a corresponding fractional vote on each matter submitted to a vote of shareholders. The voting rights of Preferred Stock shall be entitled to 5,000 (five thousand) votes per each share. Cumulative voting shall not be allowed in the election of directors of the corporation.

P20000032521



(Requestor's Name)

(Address)

(Address)

(City/State/Zip/Phone #)

☐ PICK-UP ☐ WAIT ☐ MAIL

(Business Entity Name)

(Document Number)

Certified Copies _______ Certificates of Status _______

Special Instructions to Filing Officer:

Office Use Only

000367430370

06/04/21--01012--003 **35.00

FILED
2021 JUN -4 AM 7:35
SECRETARY OF STATE
TALLAHASSEE, FL

Anissa Butler
7-9-21

Electronic Articles of Incorporation
For

ADDICTION CURE THERAPEUTIC SCIENCES INC

P20000032521
FILED
April 28, 2020
Sec. Of State
wlawrence

The undersigned incorporator, for the purpose of forming a Florida
profit corporation, hereby adopts the following Articles of Incorporation:

Article I

The name of the corporation is:

ADDICTION CURE THERAPEUTIC SCIENCES INC

Article II

The principal place of business address:

6574 NORTH STATE ROAD 7
SUITE # 277
COCONUT CREEK, FL.   33073

The mailing address of the corporation is:

6574 NORTH STATE ROAD 7,
SUITE # 277
COCONUT CREEK, FL.   33073

Article III

The purpose for which this corporation is organized is:

ANY AND ALL LAWFUL BUSINESS.

Article IV

The number of shares the corporation is authorized to issue is:

1,000,000

Article V

The name and Florida street address of the registered agent is:

JACK LEVINE
6574 NORTH STATE ROAD 7
SUITE # 277
COCONUT CREEK, FL.   33073

I certify that I am familiar with and accept the responsibilities of
registered agent.

Registered Agent Signature: JACK LEVINE

P20000032521
FILED
April 28, 2020
Sec. Of State
wlawrence

Article VI

The name and address of the incorporator is:

JACK LEVINE
6574 NORTH STATE ROAD 7
SUITE #277
COCONUT CREEK

Electronic Signature of Incorporator: JACK LEVINE

I am the incorporator submitting these Articles of Incorporation and affirm that the facts stated herein are true. I am aware that false information submitted in a document to the Department of State constitutes a third degree felony as provided for in s.817.155, F.S. I understand the requirement to file an annual report between January 1st and May 1st in the calendar year following formation of this corporation and every year thereafter to maintain "active" status.

Article VII

The initial officer(s) and/or director(s) of the corporation is/are:

Title: P
JACK LEVINE
6574 NORTH STATE ROAD 7, #277
COCONUT CREEK, FL. 33073

Article VIII

The effective date for this corporation shall be:

04/28/2020